SAPIENS INTERNATIONAL CORPORATION N.V.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on February 20, 2013

To the Shareholders of Sapiens International Corporation N.V. (the “Company”):

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company will be held at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, on February 20, 2013 at 10:00 am (Curaçao time), for the following purposes:

1.	To approve the distribution of a dividend by the Company in an amount of $0.15 per Common Share, or approximately $6 million in the aggregate, to be paid in cash on February 22, 2013 to all shareholders of record as of January 25, 2013.
2.	To transact such other business and to take action upon such other matters as may properly come before the Meeting or any adjournment thereof.

The close of business on January 25, 2013 has been fixed as the record date for the Meeting. All shareholders of record at such time are entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested, as promptly as possible, to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. If a broker, trustee or nominee holds your shares, you may instruct them on how you want your shares voted. Specific instructions to be followed in order to vote are set forth on the enclosed proxy card or voting instruction form provided by your broker, trustee or nominee. An electronic copy of the enclosed proxy materials will also be available for viewing at the Company’s website, http://www.sapiens.com/extraordinary-meeting/proxy.

By Order of the Board of Directors

Curaçao
January 29, 2013

Roni Al Dor
President and Chief Executive Officer

PROXY STATEMENT

Sapiens International Corporation N.V.
Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be Held on February 20, 2013

This Proxy Statement is being furnished in connection with the solicitation by the board of directors (the “Board of Directors”) of Sapiens International Corporation N.V. (the “Company”) of proxies for use at an Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held on February 20, 2013, and at any adjournment thereof, each to be held at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao. Business at the Meeting will be conducted in accordance with the procedures determined by the presiding officer and will generally be limited to matters promptly brought before the Meeting by, or at the request of, the Board of Directors or its Chairman.

VOTING PROCEDURE

Each shareholder of record of the common shares, par value one eurocent (€0.01) per share, of the Company (“Common Shares”) at the close of business on January 25, 2013 is entitled to notice of, and to vote at, the Meeting. Each Common Share held by a shareholder is entitled to one vote for each matter to be voted on at the Meeting. The Articles of Association of the Company state that no action may be taken at any general meeting of shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares having voting rights are present at such meeting in person or represented by proxy. If a quorum is not present in person or represented by proxy at any such meeting, a second general meeting shall be called to be held within two months, at which second meeting the quorum requirements shall not apply. Each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or represented by proxy and holding Common Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether a majority has been achieved, but the Common Shares represented thereby are considered present for purposes of the quorum requirements.

Shares cannot be voted at the Meeting unless the owner of record is present in person or represented by proxy. The Company was incorporated in the Dutch Antilles, but in October 2010, following the dissolution of the Dutch Antilles, the Company became a resident of the Island of Curaçao. As required by the Company’s Articles of Association, general meetings of shareholders must be held in Curaçao. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the sole means for authorizing the voting of your Common Shares without attending the Meeting in person.

If your Common Shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you own Common Shares that are traded through the Tel Aviv Stock Exchange (the “TASE”), you may only vote your shares in one of the following two ways: (a) By mail: sign and date a proxy card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, which we refer to as MAGNA, on January 29, 2013 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

A shareholder submitting a proxy via the mail may revoke such proxy at any time prior to commencement of the Meeting by communicating such revocation in writing to the Company or by executing and delivering a later-dated proxy. In addition, any shareholder who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Sapiens International Corporation N.V., P.O. Box 4011, Rehovot 74140, Israel, Attention: Corporate Secretary. If it is not revoked, the shares represented will be voted in accordance with the proxy or other voting instruction.

Proxies for use at the Meeting are being solicited by the Company’s Board of Directors. The form of proxy is being mailed to shareholders and being posted on the following website — http://www.sapiens.com/extraordinary-meeting/proxy — on or about January 29, 2013. The submission of completed, signed proxy cards via mail will be the primary means by which the Company expects to receive shareholders’ votes for the Meeting. Furthermore, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone or by other personal contacts. The Company will bear the cost of the solicitation of the proxies, including any postage, printing and handling charges related to mailing of physical copies of this Proxy Statement and/or proxy cards, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Common Shares.

On January 22, 2013, there were 38,679,505 Common Shares outstanding (which excludes 2,328,296 Treasury shares), which, if remaining outstanding through the close of business on January 25, 2013 (the record date for the Meeting) will entitle the holders thereof to notice of, and to vote at, the Meeting.

AGENDA ITEMS

1.  Distribution of Dividend

At the Meeting, the Company will seek shareholder approval for the distribution of a dividend by the Company in an amount of $0.15 per Common Share, or approximately $6 million in the aggregate (the “Dividend”), to be paid in cash on February 22, 2013 to all shareholders of record as of January 25, 2013.

Under Article 17.3 of the Company’s Articles of Association, the Board of Directors may, at its discretion, adopt a resolution reserving the profits of the Company for distribution as a dividend to the Company’s shareholders. Actual distribution of such a dividend requires that the Board of Directors first recommend in writing to a general meeting of shareholders that such a distribution be made, and the general meeting of shareholders duly adopt a subsequent resolution confirming the recommendation of the Board of Directors.

Under Article 17.10 of the Company’s Articles of Association, distributions to the Company’s shareholders can only be made to the extent that the Company’s equity exceeds the nominal capital of the Company. The nominal capital of the Company is the number of shares of the Company issued and outstanding multiplied by the nominal value of such shares.

On January 15, 2013, the Board of Directors determined, based on calculations provided by the Company’s management, that the Company’s equity exceeds its nominal capital by an amount that exceeds the $6 million aggregate amount of the Dividend. The Board of Directors therefore resolved, subject to shareholder approval at the Meeting, to distribute the Dividend on February 22, 2013 to all shareholders of record as of January 25, 2013, subject to approval by the Company’s shareholders at the Meeting on February 20, 2013. If distribution of the Dividend is not approved by the Company’s shareholders at the Meeting, it will not be paid on February 22, 2013.

If the Dividend is approved at the Meeting and distributed to the Company’s shareholders, it will be subject to withholding tax at the rate of 25%, subject to applicable exemptions to be provided by the shareholders.

The Board of Directors Recommends a Vote FOR Authorization of the Board of Directors to Distribute the Dividend as Described Above

2.  Other Matters

The Board of Directors knows of no other matters to be presented at the Meeting. If any additional matter should be presented properly, it is intended that the form of proxy being made available to the Company’s shareholders will be voted in accordance with the discretion of the persons named in the proxy.

Shareholders are urged to promptly vote their proxies or voting instruction forms and to submit them by mail (or, via the internet (at www.proxyvote.com), if so indicated on a voting instruction form) in accordance with the instructions provided in the enclosed proxy materials or on the Company’s website in order, among other things, to ensure action by a quorum at the Meeting and to avoid the expense of additional solicitation. If the form of proxy or voting instruction form is properly executed and submitted in time for voting, the Common Shares represented thereby will be voted as indicated by a shareholder. If no specification is made, the proxy (but not a voting instruction form) will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors

Roni Al Dor
President and Chief Executive Officer

Curaçao
January 29, 2013

SAPIENS INTERNATIONAL CORPORATION N.V.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

FEBRUARY 20, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

Mr. Gregory Elias, United International Trust N.V., Mr. Roni Giladi, Mr. Ron Al Dor, or any of them with power of substitution in each, are hereby authorized to represent the undersigned at the Extraordinary General Meeting of Shareholders of Sapiens International Corporation N.V. (the “Company”) to be held at the Company's registered office located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, on February 20, 2013 at 10:00 am (Curaçao time), and at any adjournments or postponements thereof, and thereat to vote, as indicated on the reverse side of this proxy card, the same number of Common Shares, par value 0.01 Euro per share, of the Company, as the undersigned would be entitled to vote if then personally present.

THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE ADOPTION OF THE PROPOSED RESOLUTION. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

SAPIENS INTERNATIONAL CORPORATION N.V.

February 20, 2013

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line before mailing. ↓

■ 20730303030003000000 1	051211

PLEASE SIGN, DATE AND MAIL YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

PROPOSAL	FOR	AGAINST	ABSTAIN
1.To approve the distribution of a dividend by the Company in an amount of $0.15 per Common Share, or approximately $6 million in the aggregate, to be paid in cash on February 22, 2013 to all shareholders of record as of January 25, 2013.	☐	☐	☐

Signature of Shareholder ________	Date:_______	Signature of Shareholder ________	Date: _______
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.